767 Fifth Avenue
New York, NY 10153-0119
VIA EDGAR	+1 212 310 8000 tel
+1 212 310 8007 fax

Jaclyn L. Cohen
+1 (212) 310-8891
October 5, 2018	jackie.cohen@weil.com

Christine Westbrook
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Avista Healthcare Public Acquisition Corp. Registration Statement on Form S-4 Filed August 29, 2018 File No. 333-227090

Dear Ms. Westbrook:

On behalf of Avista Healthcare Public Acquisition Corp. (“AHPAC” or the “Company”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 27, 2018 (the “Comment Letter”) with regard to the Registration Statement on Form S-4 (File No. 333-227090) filed by the Company on August 29, 2018 (the “Registration Statement”).  The responses are based on information provided to us by the Company. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Registration Statement.

Set forth below in bold are the comments contained in the Staff’s comment letter pertaining to the Registration Statement.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter.

The Company is concurrently providing to the Commission Amendment No. 1 to the Registration Statement, as filed on EDGAR on the date hereof (the “Amendment No. 1”). We have enclosed with the copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 1 in paper format, marked to show changes from the Registration Statement.

Registration Statement on Form S-4 filed on August 29, 2018
Cover page

1. Please revise your cover page to state the number of shares of Avista Healthcare Public Acquisition Corp. (AHPAC) Class A common stock being exchanged in the domestication. Please also separately state the number of warrants being issued pursuant to the domestication and merger. Refer to Item 501(b) of Regulation S-K.

We have revised the disclosure on the cover page of Amendment No. 1 as requested.

2. Please expand your disclosure to include the exchange ratio.

We have revised the disclosure on the cover page of Amendment No. 1 as requested.

Following the business combination, will AHPAC’s securities continue to trade on a stock exchange? page 7

3. We note your disclosure on page 72 that there can be no assurance that ORGO common stock will be approved for listing on Nasdaq. Please revise your disclosure on page 7 to clarify, if true, that the condition to obtain Nasdaq listing approval under the merger agreement may be waived by the AHPAC board of directors.

We have revised the disclosure on page 8 of Amendment No. 1 as requested.

Questions and Answers About the Proposals for AHPAC Shareholders

What happens if I vote against the Business Combination, page 9

4. Please clarify any differences in expected cash payments between a redemption following the business combination and cash payments if you are unable to complete a business combination and are required to dissolve and liquidate.  Specifically, clarify whether there are any differences in the shareholders who are eligible to receive the cash payments and whether amounts in the trust can be used to pay business expenses.

We have revised the disclosure on page 10 of Amendment No. 1 as requested.

Summary Term Sheet, page 20

5. We note that concurrently with the signing of the merger agreement, the PIPE Investors subscribed for shares of Organogenesis, Inc. and that you entered into a subscription agreement with the PIPE Investors for the purchase of shares of AHPAC Class A common stock and warrants immediately following the domestication. Please expand your disclosure to state the per share purchase price in each of these transactions.

We have revised the disclosure on page 19 of Amendment No. 1 as requested.

6. We note your disclosure that AHPAC’s public shareholders are expected to retain no ownership in ORGO. We note also your statement on page 79 that following the consummation of the business combination. ORGO will have no significant assets other than its ownership interest in Organogenesis. Please tell us why you believe it is appropriate to assume that 100% of AHPAC’s public shareholders will elect to redeem their shares. We may have further comment.

The exchange ratio in the proposed business combination transaction is 2.03 shares of ORGO Class A common stock for each share of Organogenesis common stock, which exchange ratio was calculated (as described in the section titled Background of the business combination, including the additional disclosure included in response to the Staff’s Comment 13) to give effect to the commercial agreement on economic terms reached between AHPAC and Organogenesis, including the implied total enterprise value of $673 million and the post-closing pro forma ownership of the existing Organogenesis shareholders in the combined entity (including as a result of anticipated redemptions by AHPAC’s public shareholders). This implies a valuation of approximately $7.035 per share for the Class A ordinary shares of AHPAC in the merger.

By contrast, AHPAC’s public shareholders invested into AHPAC at a per-share price of $10 on its initial public offering (or at per-share amounts in the range of $9.28 to $10.40 in the public market since AHPAC’s IPO) and would be entitled to receive approximately $10.19 if they redeem their shares. After the business combination is completed and AHPAC’s public shareholders no longer have the right to redeem their shares, we expect that the stock price for shares of AHPAC will trend towards the per-share price implied by the terms agreed in the business combination with Organogenesis.

Since the per-share price implied by the terms agreed in the business combination with Organogenesis is less than the per-share amount that AHPAC’s public shareholders would receive on redemption of their shares, AHPAC and Organogenesis expect that 100% of AHPAC’s public shareholders will elect to redeem their shares in connection with the business combination.

On October 4, 2018, in connection with an extraordinary general meeting of AHPAC’s shareholders to extend the date by which AHPAC has to consummate a business combination, 30,798,019 AHPAC Class A ordinary shares were redeemed, or 99% of the AHPAC Class A ordinary shares outstanding at the time of the meeting.

Related Agreements, page 25

7. Please revise to describe the nature of each of the related agreements, rather than providing only cross references to other sections of your document and the actual agreement.  The later description of these agreements, beginning on page 139, should provide all the material terms of the agreements.

We have revised the disclosure on pages 27-28 and 144-147 of Amendment No. 1 as requested.

Conditions to Closing of the Business Combination, page 32

8. Identify each condition that is subject to being waived.

We have revised the disclosure on pages 34-35 of Amendment No. 1 as requested.

Summary of the Consent Solicitation/Proxy Statement/Prospectus Risk Factors, page 35

9. Please expand your disclosure to highlight the following risks:

•                  the regulatory uncertainty as whether you will be required to secure premarket clearance or premarket approval for certain of your products from the U.S. Food and Drug Administration, as discussed on pages 50 to 51, including that additional postmarketing requirements would also apply; and

•                  certain of the existing stockholders of Organogenesis have entered into a controlling stockholders’ agreement and are expected to control a majority of the voting power of ORGO’s outstanding Class A common stock after the completion of the business combination, as discussed on page 79.

We have revised the disclosure on page 37 of Amendment No. 1 as requested.

Risk Factors Risks Related to AHPAC and the Business Combination, page 70

10. Please add a risk factor discussing the exclusive forum provision that is the subject of Proposal 7, including the risk that such a provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for such disputes and may discourage lawsuits with respect to such claims. Additionally, please add a risk factor discussing the conflicts of interest that may arise under the charter provision concerning competitive businesses and corporate opportunities that is the subject of Proposal 8.

We have revised the disclosure on page 82 of Amendment No.1 as requested.

The Business Combination

Background of the business combination, page 103

11. We note your disclosure that AHPAC’s management and the sponsor conducted an analysis of over 30 acquisition targets, engaged in discussions or additional due diligence with seventeen businesses and entered into non-disclosure agreements with thirteen potential targets.  We also note that the previous S-4 you filed related to your merger agreement with Envigo indicated that you engaged in discussions or additional due diligence with eight target businesses and entered into non-disclosure agreements with five of them.  Please explain the inconsistency.

Following the termination of the transaction agreement with Envigo and prior to entry into the merger agreement with Organogenesis, AHPAC’s management approached a wide range of potential targets as reflected in the S-4. AHPAC’s management was diligent in its efforts to find a suitable target for its initial business combination and as a result approached a high number of targets over a short period of time. The increase in number of acquisition targets on which the AHPAC team conducted an analysis, and entered into non-disclosure agreements with, reflects the additional work done in this regard after termination of the transaction with Envigo.

12. We note your disclosure that Organogenesis, AHPAC, Credit Suisse and Wells Fargo drafted a private placement memo and held discussions with 14 potential investors during the time period beginning on June 21.  According to disclosure on page 3 of your registration statement the “PIPE Investors” are Avista Capital Partners IV, L.P. and Avista Capital Partners IV (Offshore).  Please revise your discussion to clarify when it was determined that your affiliates would purchase the shares in the private placement. Additionally, identify the members of the PIPE Investors Investment Committee.

We have revised the disclosure on pages 109-111 of Amendment No. 1 as requested.

13. We note your disclosure on pages 103 to 109 regarding various discussions with Organogenesis regarding transaction terms. Please expand your disclosure to include the material developments in such discussions with respect to the determination of the exchange ratio.

We have revised the disclosure on pages 108-112 of Amendment No. 1 as requested.

14. We note your disclosure that on February 14, 2018 AHPAC and Envigo mutually agreed to terminate the transaction agreement. Please expand your disclosure to state the reasons for the termination.

We have revised the disclosure on page 107 of Amendment No. 1 as requested.

15. We note your disclosure that AHPAC actively negotiated definitive documentation with three parties. Please expand your disclosure to describe the nature of the business of the party with whom you conducted negotiations (other than Envigo), or tell us why you believe such disclosure is not required. Please also explain why negotiations with such party did not result in a definitive agreement.

We have revised the disclosure on page 107 of Amendment No.1 as requested.

16. Please clarify whether the redemption rights and your assumption that all public shareholders would exercise their redemption rights were discussed.

We revised the disclosure on pages 108-110 of Amendment No. 1 as requested.

The AHPAC’s Board’s Reasons for the Approval of the Business Combination, page 109

17. We note your disclosure that AHPAC conducted a valuation analysis in order for the board of directors to ascertain the reasonableness of the merger consideration. Please expand your disclosure to describe the analyses performed, including comparables selected for evaluation, the Organogenesis valuation reviewed as part of the due diligence review, the assumptions underlying such analyses and the resulting valuation or valuation range resulting from the analyses.

We have revised the disclosure on page 114 of Amendment No. 1.

Pro Forma Condensed Combined Balance Sheet as of June 30, 2018, page 153

18. Tell us in greater detail how you computed the amounts for adjustment (7) under each scenario 1 and scenario 2.  In your pro forma condensed combined balance sheet that assumes full redemption of AHPAC’s Class A ordinary shares, you appear to record the redemption amount in excess of the balance of “Class A ordinary shares subject to possible redemption” against Additional paid-in capital.  Please tell us how you determined this was appropriate and why you did not record the excess amount to accumulated deficit.

The Company’s response to this comment makes reference to the scenarios and adjustments as presented in the unaudited pro forma condensed combined financial statements in its previously filed Form S-4 filed on August 28, 2018.  The scenarios presented in amendment #1 to the Form S-4 have changed; however the accounting treatment discussed below has been applied consistently in calculating the adjustments to the pro forma condensed combined balance sheet in amendment #1 to the S-4.

Scenario 1 assumes that no AHPAC Class A ordinary shares are redeemed upon the closing of the business combination as if it had occurred on June 30, 2018.  According to the unaudited historical condensed consolidated balance sheet of AHPAC as of June 30, 2018, there were 28,874,489 Class A Ordinary shares subject to redemption.  Had the business combination occurred on June 30, 2018, the shares would no longer have been subject to redemption.   Accordingly, adjustment (7) in scenario 1 reduced the $293,235 carrying value (in thousands, rounded to the nearest thousand) of Class A ordinary shares subject to possible redemption to $0, and reclassified the shares and the carrying value to Class A ordinary shares at par value (28,874,489 shares multiplied by the per share par value of $0.0001 = $2,887, or $3, in thousands, rounded to the nearest thousand) with the balance of $293,232 (in thousands, rounded to the nearest thousand) reclassified to APIC.

Scenario 2 assumes that 31,000,000 AHPAC Class A ordinary shares, or 100% of the outstanding AHPAC Class A ordinary shares, are redeemed upon the closing of the business combination as if it had occurred on June 30, 2018, resulting in an aggregate payment of $314,821 (in thousands, rounded to the nearest thousand) equal to the full amount of cash held in the trust account as of June 30, 2018.

In scenario 2, the redemption of the AHPAC Class A ordinary shares is being accounted for as a retirement of the shares equal to the carrying value of the shares and the premium is being accounted for as a dividend.  ASC 260-10-S99-2 provides the SEC staff’s view that a premium paid on redemption represents a return similar to a dividend to the stockholder.  When accounting for a dividend AHPAC is following the guidance of ASC 480-10-S99 that provides the following:  “…  Each type of increase in carrying amount shall be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital.”  According to the unaudited historical condensed consolidated balance sheet as of June 30, 2018, AHPAC did not have any retained earnings, as they have reported cumulative losses since inception.  Adjustment (7) in scenario 2 was calculated as a reduction in cash of $314,821 (the full amount held in the trust account as of June 30, 2018, in thousands, rounded to the nearest thousand), with corresponding decreases to Class A ordinary shares of $3 (calculated as 31,000,000 shares multiplied by the per share par value of $0.0001 = $3,100, or $3, in thousands, rounded to the nearest thousand) and to additional paid-in capital (“APIC”) of $314,818 (in thousands, rounded to the nearest thousand).

Upon receipt of the Staff’s comment, we reviewed the adjustments and noted that there was not a sufficient balance in AHPAC’s APIC to offset the full amount of the premium paid upon redemption.  As such, we believe that adjustment (7) in scenario 2 should have been a reduction in cash of $314,821, a reduction to the Class A ordinary shares balance of $3, a reduction in the APIC balance of $300,337 (equal to the sum of $7,105 historical AHPAC APIC balance as of June 30, 2017 and the $293,232 of APIC created in scenario 1, adjustment (7) upon reclassification of the carrying amount of the Class A ordinary shares subject to possible redemption) and an increase to AHPAC’s accumulated deficit of $14,481. In addition, we would have added an adjustment (8) to scenario 2 to eliminate the $14,481 of AHPAC accumulated deficit created in scenario 1, by reclassifying that amount to APIC in connection with the recapitalization of Organogenesis.

In amendment #1 to our Form S-4, scenario 1 has been changed to reflect the partial redemption of AHPAC Class A ordinary shares.  In revising our pro forma condensed combined balance sheet, we have followed the same methodology as described above in calculating the amounts in adjustment (7), such that we have adjusted AHPAC’s accumulated deficit for the amount of the premium paid in excess of the APIC balance, with a corresponding change to adjustment (8) to eliminate AHPAC’s accumulated deficit in connection with the recapitalization of Organogenesis. We note that the proposed changes to adjustments (7) and (8) as described above, and as effected in our revised pro forma condensed combined balance sheet included in Amendment #1 to our Form S-4 are equal and offsetting, such that the ending pro forma balances in APIC and accumulated deficit in both scenario 1 and scenario 2 are unchanged from the amounts previously disclosed.

Information About Organogenesis Clinical Trial Results Renu, page 202

19. We note your disclosure that interim results of the randomized control trial show ReNu resulted in “statistically greater” improvements from baseline for overall pain and pain, symptoms and activities of daily life. Please revise your disclosure to discuss the interim results observed in terms of objective data points and explain whether the results observed were statistically significant.

We have revised the disclosure concerning the ReNu randomized control trial on page 209 of Amendment No. 1 as requested.

Intellectual Property, page 209

20. We note your disclosure concerning your exclusive license agreement with RESORBA Medical GmbH. Please expand your disclosure to include the royalty rate, or royalty range not to exceed ten percent, on net sales of PuraPly AM, as well as the term and termination provisions. Additionally, please file the license agreement as an exhibit to the registration statement or tell us why you believe such filing is not required.

We have revised the disclosure concerning the exclusive license agreement with RESORBA Medical GmbH on pages 215-216 of Amendment No. 1 as requested.

Beneficial Ownership of Securities, page 282

21. Please expand your disclosure in footnote 8 to include the information required by Item 403 of Regulation S-K, including the natural person or persons who have ultimate voting or investment control over the shares held by Avista Capital Partners IV, LP and Avista Capital Partners IV (Offshore) LP.

We have revised the disclosure on page 290 of Amendment No. 1 as requested.

Proposal 7: Exclusive Forum, page 296

22. We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.”  Please disclose whether this provision applies to actions arising under the federal securities laws.  Also ensure that the exclusive forum provision in your proposed organizational documents states this clearly.  In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

In response to the Staff’s comment, the Company has revised Section 11.1 of the Form of Parent Charter attached as Exhibit E to the Registration Statement and Section 7.10 of the Form of Parent Bylaws attached as Exhibit F to the Registration Statement.  We have also  revised the disclosure on page 303 of Amendment No. 1 to clarify.

[Remainder of this page intentionally left blank.]

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8891.

Sincerely,

/s/ Jaclyn L. Cohen
Jaclyn L. Cohen

cc:	Benjamin Silbert General Counsel and Corporate Secretary Avista Healthcare Public Acquisition Corp. Michael Aiello Weil, Gotshal & Manges LLP